

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2011

<u>Via E-mail</u>
Daniel W. Hollis
Chief Executive Officer
Dutch Gold Resources, Inc.
3500 Lenox Road Suite 1500
Atlanta, Georgia 30326

  Re: **Dutch Gold Resources, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2010
     Filed April 1, 2011
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed April 15, 2010
     File No. 333-72163

Dear Mr. Hollis:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ William H. Thompson

             William H. Thompson
             Accounting Branch Chief